UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11 – K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 000-14824 [Plexus Corp.]

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
55 JEWELERS PARK DRIVE
NEENAH, WI 54957

Plexus Corp.
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Plexus Corp.
401(k) Savings Plan
Index to Financial Statements

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	4

Notes to Financial Statements	5-8

Supplemental Schedules

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2004	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Plexus Corp. 401(k) Savings Plan

We have audited the accompanying statements of the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report dated June 11, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Plexus Corp. 401(k) Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Co. LLP

Green Bay, Wisconsin
June 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Plexus Corp. 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the “Plan”) as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 11, 2004

Plexus Corp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments (See Note 3)	$88,096,499	$81,747,208
Participant loans	2,002,652	2,048,345

	90,099,151	83,795,553

Receivables
Employer’s contribution	74,550	82,622
Participants’ contributions	243,024	233,285

Total receivables	317,574	315,907

Net assets available for benefits	$90,416,725	$84,111,460

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,758,807
Interest and dividends	1,221,994

2,980,801

Contributions
Participants’	8,143,846
Employer’s	2,361,357

10,505,203

Total additions	13,486,004

Deductions
Deductions from net assets attributed to
Benefits paid to participants	7,149,501
Administrative expenses	31,238

Total deductions	7,180,739

Net increase	6,305,265

Net assets available for benefits
Beginning of year	84,111,460

End of year	$90,416,725

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The following description of the Plexus Corp. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a contributory defined contribution plan covering substantially all U.S. employees of Plexus Corp. (the “Company” or the “Employer”) and affiliated employers, as defined. Prior to April 1, 2004, employees were eligible to participate in the Plan after completion of 90 days of service. Effective April 1, 2004, the Adoption Agreement was amended to allow employees to participate the first day of the month coinciding with or next following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions
Employee pre-tax contributions are based on voluntary elections via phone or internet by the participants, directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 50% of their annual compensation. On a per pay period basis, the Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant’s compensation contributed to the Plan for participants the first day of the Plan year quarter coinciding with or following the date in which eligibility requirements are met. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “Code”).

Investment Alternatives
Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.

Participant Accounts and Allocations
Participant recordkeeping is performed by MFS Retirement Services, Inc. (“MFS”). For all investment programs which are mutual funds, MFS maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund and MFS Fixed Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2004 and 2003 were as follows:

	Units		Unit Value
	December 31,		December 31,
	2004	2003	2004	2003

Plexus Unitized Stock Fund	3,268,296	3,066,519	$5.05	$6.56
MFS Fixed Fund	5,692,013	6,207,087	1.00	1.00

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the plan document.

Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. Participant account balances less than $5,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loan terms can be extended for the purchase of a primary residence. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus one percent at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.

2.	Summary of Significant Accounting Policies

Accounting Method The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The share value of mutual funds and the value of Plexus Corp. common stock is based on quoted market prices on the last business day of the plan year. The unit value of unitized funds and common trust funds is computed daily based on share price, dividend information and the value of the fund’s short-term investments. Participant loans are stated at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits Benefits are recorded when paid.

Administrative Expenses Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2004	2003
Plexus Corp. Common Stock, 3,268,296 and 3,066,519 units, respectively	$16,492,802	$20,113,297
MFS Capital Opportunities Fund, 661,249 and 654,056 shares, respectively	8,821,069	7,783,267
Munder Index 500 Fund, 430,586 and 418,599 shares, respectively	10,855,080	9,711,499
MFS Value Fund, 292,957 and 299,869 shares, respectively	6,779,040	6,099,327
MFS Mid Cap Growth Fund, 775,811 and 719,811 shares, respectively	6,935,748	5,621,723
MFS New Discovery Fund, 373,630 and 396,126 shares, respectively	6,127,545	6,080,534
MFS Fixed Fund, 5,692,013 and 6,207,087 units, respectively	5,692,013	6,207,087
American Europacific Growth Fund, 209,044 and 188,775 shares, respectively	7,448,230	5,702,903

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,758,807, as follows:

Mutual funds	$6,006,784
Common stock	(4,247,977)

$1,758,807

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

4.	Amounts Allocated to Withdrawn Participants

Approximately $21,967,000 and $16,072,000 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2004 and 2003, respectively, but who have not yet received distributions as of that date.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Related Party Transactions

Certain plan investments represent shares of funds managed by MFS Heritage Trust Company, the trustee of the Plan, employer securities and participant loans. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

	Identity of Issuer,
	Borrower, Lessor	Description
	or Similar Party	of Investment	Current Value **

*	Plexus Corp. Common Stock	Common Stock	$16,492,803
*	MFS Money Market Fund	Mutual Fund	340
*	MFS Capital Opportunities Fund	Mutual Fund	8,821,068
*	MFS Mid Cap Growth Fund	Mutual Fund	6,935,747
*	MFS Value Fund	Mutual Fund	6,779,040
*	MFS New Discovery Fund	Mutual Fund	6,127,545
*	MFS Fixed Fund	Common Trust Fund	5,692,013
	American EuroPacific Growth Fund	Mutual Fund	7,448,230
	Columbia Acorn Fund	Mutual Fund	1,013,248
	Munder Index 500 Fund	Mutual Fund	10,855,080
	Dreyfus Premier Technology Fund	Mutual Fund	1,831,535
	American Balanced Fund	Mutual Fund	2,966,635
	Calvert Income Fund	Mutual Fund	2,990,077
*	MFS Conservative Allocation Fund	Mutual Fund	1,337,534
*	MFS Moderate Allocation Fund	Mutual Fund	2,284,300
*	MFS Aggressive Growth Allocation Fund	Mutual Fund	3,700,744
	Capital World Growth and Income Fund	Mutual Fund	2,820,560

			$88,096,499

*	Participant Loans	Interest rates ranging from 5.0%to 11.5%; maturity dates ranging from 2005 to 2009	$2,002,652

*	Party-in-interest

**	Related cost information is not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) SAVINGS PLAN

Date: June 28, 2005
/s/ Jos. D. Kaufman
Joseph D. Kaufman
Employee Stock Savings Plan Fiduciary Committee Member